UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras Announces Receipt of Nomination from the Controlling Shareholder for a Candidate to the Board of Directors

—

Rio de Janeiro, April 6, 2026 – Petróleo Brasileiro S.A. – Petrobras announces that its Controlling Shareholder (the Federal Government), through the Ministry of Management and Innovation in Public Services, has nominated Mr. Guilherme Santos Mello to the position of Member of the Company’s Board of Directors, replacing Mr. Bruno Moretti. The Controlling Shareholder has also requested that Mr. Guilherme Santos Mello’s nomination be considered for the position of Chairman of Petrobras’ Board of Directors, in view of the convening of the Company’s Annual General Meeting (AGM) scheduled for April 16, 2026.

In accordance with Petrobras’ internal governance procedures and its Policy for the Nomination of Senior Management Members, these nominations will be submitted to an assessment of the applicable legal, management, and integrity requirements.

Mr. Guilherme Santos Mello holds a Ph.D. in Economic Science from Unicamp (2013), a Master’s degree in Political Economy from PUC-SP (2009), and undergraduate degrees in Social Sciences (USP, 2008) and Economics (PUC-SP, 2006). He is a tenured professor at the Institute of Economics at Unicamp (IE-UNICAMP), where he serves as the coordinator of the postgraduate program in Economic Development.

He currently serves as Secretary of Economic Policy at Brazil’s Ministry of Finance, Chairman of the Board of Directors of BNDES, and a member of the Board of Directors of Empresa Brasileira de Administração de Petróleo e Gás Natural S.A. – Pré-Sal Petróleo S.A. (PPSA). He also served on the Board of Directors of BB Seguridade between 2023 and 2025.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 6, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer